                                                                                                November 5, 2014

Cathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments relating to Wells Fargo Advantage Utilities and High Income Fund (the “Fund”)

Dear Ms. Churko:

In response to your comments to the Fund’s various filings which you relayed to us in our telephone conversation on August 6, 2014, please note the following responses:

1.         Comment:       You requested that we confirm whether the Fund has been operating as a non-diversified investment company for each of the last three consecutive years noting that if the Fund had operated as diversified over that period then in connection with Rule 12a-1 and the Allied Capital Corporation no action letter of January 3, 1989 the Fund should amend its disclosure to identify itself as a diversified investment company.

Response:        Based on our analysis of the Fund’s holdings over each of the last three completed fiscal years and our review of Rule 13a-1 and the Allied Capital Corporation no action letter, we have determined that the Fund has been operating as a diversified investment company.  We will amend the Fund’s disclosures where applicable.

2.         Comment:         In connection with the Fund’s disclosures relating to fair valuations in financial statements, you asked that we (1) disclose transfers between levels and (2) disclose inputs and sensitivities to unobservable inputs in relation to Level 3 securities.

Response:        Foreign fair valuation for the Fund was triggered at the end of the reporting period and transfers were made at the end of the reporting period.  This information is reflected in the leveling table and disclosed in the Securities valuation note indicating “…Foreign securities that are fair valued under these procedures are categorized as Level 2 and the application of these procedures may result in transfers between Level 1 and Level 2. Depending on market activity, such fair valuations may be frequent. Such fair value pricing may result in NAVs that are higher or lower than NAVs based on the last reported sales price or latest quoted bid price. On August 31, 2013, fair value pricing was used in pricing foreign securities.”

The amount of Level 3 positions was $910,933 which represented less than 1% of net assets.  Wells Fargo does not disclose Level 3 rollforward information or the sensitivity of unobservable input information as the amounts are immaterial in scope.

3.         Comment:       In connection with the Fund’s recent Fidelity Bond filing under Rule 17g-1, you asked that we confirm that the filing included (1) a resolution of the Fund’s Board of Trustees approving the bond and (2) the amount of individual coverage attributable to the Fund.

Response:        We confirm that the Fund’s Fidelity Bond filing fee waiver is not subject to recoupment by the adviser.

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We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC